

Mail Stop 4720

December 11, 2009

Jeffrey W. Farrar
Executive Vice President and Chief Financial Officer
StellarOne Corporation
590 Peter Jefferson Parkway
Charlottesville, Virginia 22911
By U.S. Mail and facsimile to (434) 964-2210

Re: StellarOne Corporation
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009
Form 10-Q for the quarterly period ended June 30, 2009
Form 10-Q for the quarterly period ended September 30, 2009
File No. 000-22283

Dear Mr. Farrar:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant